United States securities and exchange commission logo





                              November 18, 2021

       Rodolfo Guerrero Angulo
       President
       Tofla Megaline Inc.
       Manzanillo 33. Local E, Col. Roma Norte
       Mexico, 06700

                                                        Re: Tofla Megaline Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 22,
2021
                                                            File No. 333-260430

       Dear Mr. Angulo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed October 22, 2021

       Cover Page

   1. Please revise to ensure your cover page complies with the current version of Form S-1, available on our
website at https://www.sec.gov/files/forms-1.pdf. In this regard, please note that your cover
page should include a checkbox indicating EGC status and a
                                                        checkbox related to the
extended transition period for complying with new or revised financial accounting
standards.
   2. We note that Mr. Angulo currently beneficially owns 100% of your common stock.
                                                        Please revise the cover
page to disclose Mr. Angulo   s expected voting power range
                                                        following the offering
and include a cross-reference to the related risk factor on page 9.
 Rodolfo Guerrero Angulo
FirstName LastNameRodolfo Guerrero Angulo
Tofla Megaline Inc.
Comapany 18,
November  NameTofla
              2021 Megaline Inc.
November
Page 2    18, 2021 Page 2
FirstName LastName
3. On page 30, you state that you are a shell company. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.
4. Please revise the cover page to clarify, if true, that there is no minimum offering amount.
         Additionally, add risk factors discussing risks related to a lack of a minimum offering amount, such as the fact that no minimum amount of funds are assured and no liquidity may result from this offering.
Risk Factors
Because our sole officer and director will only be devoting limited time..., page 10

5. Please revise here to disclose the amount of time that Mr. Angulo will be devoting to the company.
As an    emerging growth Company    under the jobs act   , page 11

6. Please update your disclosure on pages 12 and 18 to reflect that the current revenue threshold for an EGC is $1.07 billion. Refer to the definition of Emerging Growth
         Company in Rule 405 under the Securities Act.
Due to the lack of a trading market for our securities..., page 13

7. You state here that you cannot guarantee that your application to have your common stock quoted on the OTCQB will be accepted or approved and your common stock listed and quoted for sale. As your common stock will not be "listed" even if it is accepted for quotation on the OTCQB, please revise to delete the reference to your common stock being "listed."
Director Independence, page 28

8. You reference certain Nasdaq listing requirements here. Please remove these references as you are not applying to list your common stock on Nasdaq.
Security Ownership of Certain Beneficial Owners and Management, page 29

9. You state that the beneficial ownership table is as of July 31, 2021. Please revise so that the table is as of the most recent practicable date. See Item 403 of Regulation S-K.
 Rodolfo Guerrero Angulo
FirstName LastNameRodolfo Guerrero Angulo
Tofla Megaline Inc.
Comapany 18,
November  NameTofla
              2021 Megaline Inc.
November
Page 3    18, 2021 Page 3
FirstName LastName
Exhibits

10. Please file your loan agreement with Mr. Angulo, dated August 31, 2018, as an exhibit.
         See Item 601 of Regulation S-K.
General

11. This registration statement contemplates a primary offering of your common stock, while the legality opinion, filed as Exhibit 5.1, opines on a resale offering. Please revise your filing or include a revised legality opinion so that the legality opinion covers the same transaction as the registration statement.
12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law
Clerk, at (202) 551-7361 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jack Brannelly, Esq.